UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Shin-Keisei Electric Railway Co., Ltd.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Keisei Electric Railway Co., Ltd.

Shin-Keisei Electric Railway Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Yugo Hayashi

Manager, Group Strategy Department

Keisei Electric Railway Co., Ltd.

3-3-1 Yawata

Ichikawa, Chiba 272-8510

Japan

(Tel) (+81) 47-715-7038

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copy to:

David R. Brown

Nixon Peabody LLP

70 W. Madison St., Suite 5300

Chicago, Illinois 60602

Telephone: (312) 977-4400

May 27, 2022

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Exhibits:

99.1	English translation of Voting Rights Exercise Form

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the materials referred to in Item I.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Keisei Electric Railway Co., Ltd. furnished an irrevocable consent and power of attorney on Form F-X filed April 28, 2022.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Keisei Electric Railway Co., Ltd.

By:	/s/ Koji Yamada
	Name:	Koji Yamada
	Title:	Director and Executive Officer

Date: June 3, 2022